UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Basic Earth Science Systems, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

069842102
(CUSIP Number)

Ray Singleton 633 Seventeenth Street, Suite 1645 Denver, CO 80202 (303) 296-3076
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ray Singleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,600,478
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 4,600,478
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Basic Earth Science Systems, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 633 Seventeenth Street, Suite 1645, Denver, Colorado 80202.  This Schedule is being filed to report a transaction that occurred on August 2, 1999.

Item 2.	Identity and Background.

(a)           This Schedule is being filed by Ray Singleton.

(b)           The business address of Mr. Singleton is 633 Seventeenth Street, Suite 1645, Denver, Colorado 80202.

(c)           Mr. Singleton’s principal occupation is serving as President and Chief Executive Officer of the Issuer.

(d)           During the last five years, Mr. Singleton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Singleton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singleton is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Singleton purchased 3,765,272 shares (the “Shares”) from G.W. Breuer, a member of the Board of Directors of the Company at the time of the purchase, for an aggregate purchase price of $90,000.  At the time of the offer to purchase, and acceptance thereof, this $90,000 approximated the purchased stock’s proportionate value of the Issuer’s reserves less its outstanding debt. The purchase price was funded by three separate unsecured loans in the amount of $30,000 each.  Each such loan was made by unaffiliated third parties, was immediately due and payable within 90 days and accrued interest at a rate of approximately 10% per annum during the 90-day period of the loans.  Mr. Singleton repaid the principal balance of each $30,000 loan in full, along with all applicable interest due thereon.

Item 4.	Purpose of Transaction.

Mr. Singleton acquired the Shares for investment purposes.  Mr. Singleton serves as President and Chief Executive Officer of the Issuer and exercises influence over the Issuer’s affairs in such capacities.

Except as described herein, Mr. Singleton, in his capacity as shareholder, does not have any plans or proposals which relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As of August 2, 1999, Mr. Singleton beneficially owned 4,600,478 shares of Common Stock, which amount included 165,000 shares subject to options exercisable as of August 2, 1999.  According to the Issuer’s Annual Report on Form 10-KSB for the year ended March 31, 1999, there were 16,530,487 shares of Common Stock issued and outstanding as of June 30, 1999.

(c)           During the 60 days prior to this filing, Mr. Singleton bought, sold or otherwise received shares of Common Stock as follows:

Date	Shares Purchased	Aggregate Purchase Price
August 2, 1999	3,765,272	$90,000
(d)           No person other than Mr. Singleton is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person in respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2009

By: /s/ Ray Singleton
RAY SINGLETON